NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
www.pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
August 6, 2007

Media Contact: Robert Dobkin
202-872-2680
Investor Contact: Donna Kinzel
302-429-3004

Pepco Holdings Reports Second-Quarter 2007 Earnings;
Conference Call Scheduled

Pepco Holdings, Inc. (NYSE: POM) today reported second quarter 2007 consolidated earnings of $57.2 million, or 30 cents per share, compared to $51.2 million, or 27 cents per share, in the second quarter of 2006. There were no special items for the second quarter of 2007 or the second quarter of 2006. The weighted average shares outstanding for the second quarter of 2007 were 193.0 million compared to 190.2 million for the second quarter of 2006.

The increase in earnings for the second quarter of 2007 as compared to the 2006 quarter was due primarily to higher weather related kWh sales at Power Delivery, higher Merchant Generation and Load Service margins at Conectiv Energy driven primarily by higher generation output, and higher Pepco Energy Services earnings related primarily to Energy Services construction activity. Partially offsetting these increases were higher operation and maintenance expenses at Power Delivery and Conectiv Energy and the impact on Power Delivery of lower network transmission revenue resulting from a true-up in the 2006 transmission rates for rates in effect in 2005.

"We recently achieved another regulatory milestone with the electric distribution rate orders received from the Maryland Public Service Commission for Pepco and Delmarva Power," said Dennis R. Wraase, Chairman, President and Chief Executive Officer. "Importantly, the orders approved the implementation of the Bill Stabilization Adjustment Mechanism which is a key element of our previously announced "Blueprint for the Future." We are committed to aggressively pursuing energy efficiency and demand-side management programs, along with infrastructure development, to help our customers better manage their energy usage, and these orders provide a critical step toward that objective." He added, "In addition to the approval of the Bill Stabilization Adjustment Mechanism, the orders approved rate increases for Pepco and Delmarva Power and mostly reflected the adherence to regulatory precedents."

For the six months ended June 30, 2007, consolidated earnings were $108.8 million, or 56 cents per share, compared to $108.0 million, or 56 cents per share, for the same period in the prior year. There were no special items in the six months ended June 30, 2007. Excluding the special items described below, earnings for the six months ended June 30, 2006, would have been $104.3 million, or 54 cents per share. The weighted average shares outstanding for the six months ended June 30, 2007 were 192.6 million compared to 190.0 million for the same period in the prior year.

The increase in earnings for the six months ended June 30, 2007, compared to earnings excluding special items for the same period in the prior year was driven primarily by higher weather related kWh sales at Power Delivery and increased Merchant Generation and Load Service margins at Conectiv Energy due to higher generation output and higher margin supply contracts. Partially offsetting these increases were higher operation and maintenance expenses at Power Delivery and Conectiv Energy and the impact on Power Delivery of lower network transmission revenue resulting from a true-up in the 2006 transmission rates for rates in effect in 2005.

Second-Quarter Highlights

Operations

- Power Delivery electric sales were 12,145 gigawatt hours (GWhs) in the second quarter of 2007 compared to 11,670 GWhs for the same period last year. Heating degree days (electric service territory) increased by 45% for the three months ended June 30, 2007, as compared to the same period in 2006. Cooling degree days (electric service territory) increased by 24% for the three months ended June 30, 2007, compared to the same period in 2006. Weather adjusted electric sales were 11,816 GWhs in the second quarter of 2007 compared to 11,842 GWhs for the same period last year.

- Conectiv Energy's gross margin from Merchant Generation and Load Service was $51.4 million in the second quarter of 2007, compared to $47.0 million in the second quarter of 2006. The increase resulted primarily from higher generation output.

- Conectiv Energy's total generating output was 1,172 GWhs in the second quarter of 2007 compared to 834 GWhs in the second quarter of 2006. The increase resulted primarily from a cooler April 2007 and a hotter June 2007.

- Pepco Energy Services' gross margin from Retail Energy Supply was $20.9 million in the second quarter of 2007, compared to $18.4 million in the second quarter of 2006. The increase was driven by higher retail electric volumes and more favorable natural gas margins.

- Pepco Energy Services had retail electric sales of 4,416 GWhs in the second quarter of 2007, compared to 2,753 GWhs in the second quarter of 2006. This increase primarily reflects the acquisition of additional commercial and industrial customer loads.

Regulatory Matters

- On July 19, 2007, the Maryland Public Service Commission issued an order in Pepco's base rate case. The order authorizes a $10.6 million increase in electric distribution base rates annually, effective June 16, 2007, and a 10% return on equity. The order also authorizes a change in depreciation rates that results in a $30.7 million reduction in pre-tax annual depreciation expense and the adoption of a Bill Stabilization

Adjustment Mechanism, which decouples revenues from kilowatt-hour sales. The change in rates is deemed to be temporary pending resolution of a second phase of the proceeding for the purpose of examining Pepco's compliance with its Cost Allocation Manual.

- On July 19, 2007, the Maryland Public Service Commission issued an order in Delmarva Power's base rate case. The order authorizes a $14.9 million increase in electric distribution base rates annually, effective June 16, 2007, and a 10% return on equity. The order also authorizes a change in depreciation rates that results in a $0.9 million reduction in pre-tax annual depreciation expense and the adoption of a Bill Stabilization Adjustment Mechanism, which decouples revenues from kilowatt-hour sales. The change in rates is deemed to be temporary pending resolution of a second phase of the proceeding for the purpose of determining Delmarva Power's compliance with its Cost Allocation Manual.

- On June 13, 2007, Delmarva Power entered into agreements to sell all of its distribution assets and substantially all of its transmission assets in Virginia for an aggregate sales price of approximately $45 million, subject to closing adjustments. The buyer of the distribution assets is A&N Electric Cooperative and the sale is contingent upon the approval of the Virginia State Corporation Commission. The buyer of the transmission assets is Old Dominion Electric Cooperative and the sale is contingent upon approvals by the Virginia State Corporation Commission and the Federal Energy Regulatory Commission. The transactions are expected to close in the fourth quarter.

- On June 8, 2007, the Virginia State Corporation Commission issued an order stating that the fuel index procedure that was put into place when Delmarva Power sold its generating plants remains applicable on and after July 1, 2007 for purposes of establishing Delmarva Power's fuel factor. Delmarva Power had asserted that the fuel index procedure would not be effective after June 30, 2007. On July 31, 2007, Delmarva Power appealed the Commission's decision to the Supreme Court of Virginia.

- On June 8, 2007, the Maryland Public Service Commission issued an order establishing a Pepco/Delmarva Power collaborative on near-term utility sponsored demand-side management initiatives and a state-wide collaborative on advanced metering initiatives and demand-side management programs.

- On April 23, 2007, the District of Columbia Public Service Commission issued an order opening a proceeding to consider Pepco's "Blueprint for the Future" application which includes plans for demand-side management programs, advanced metering, and distribution automation.

- On June 27, 2007, Conectiv Energy filed its compliance plan as required by the Delaware Multi-Pollutant Regulations. These regulations identified Edge Moor Units 3, 4 and 5 as being subject to its provisions for limiting NO_X, SO_2, and mercury emissions. The plan filed by Conectiv Energy includes installation of a sodium-based sorbent injection system, Selective Non-Catalytic Reduction (SNCR) systems and carbon injection for Units 3 and 4 and low sulfur oil and a SNCR system at Unit 5. Conectiv Energy believes that with these modifications, it can meet the requirements of the new regulations at an estimated capital cost of $50 million to $80 million, most of which will be spent from 2007 through 2009.

Further details regarding changes in consolidated earnings between 2007 and 2006 can be found in the following schedules. Additional information regarding financial results and recent regulatory events can be found in the Pepco Holdings, Inc. Form 10-Q for the quarter ended June 30, 2007, as filed with the Securities and Exchange Commission, which is available at www.pepcoholdings.com/investors.

Special Items

GAAP earnings for the six months ended June 30, 2006, include the following special items:

- After-tax earnings of $7.9 million, or 4 cents per share, related to a gain on Conectiv Energy's disposition of its interest in a co-generation facility and

- After-tax charges of $4.2 million, or 2 cents per share, related to an impairment loss on certain Pepco Energy Services' assets associated with its energy services business.

Reconciliation of GAAP Earnings to Earnings Excluding Special Items

Net Earnings – Millions of dollars	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Reported (GAAP) Net Earnings	$57.2	$51.2	$108.8	$108.0
Special Items:				
Gain on disposition of interest in a co-generation facility	-	-	-	(7.9)
Impairment loss on energy services assets	-	-	-	4.2
Net Earnings, Excluding Special Items	$57.2	$51.2	$108.8	$104.3

Earnings per Share	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Reported (GAAP) Earnings per Share	$0.30	$0.27	$0.56	$0.56
Special Items:				
Gain on disposition of interest in a co-generation facility	-	-	-	(0.04)
Impairment loss on energy services assets	-	-	-	0.02
Earnings per Share, Excluding Special Items	$0.30	$0.27	$0.56	$0.54

CONFERENCE CALL FOR INVESTORS

Pepco Holdings Inc. will host a conference call to discuss second quarter results on Tuesday, Aug. 7th at 10:00 a.m. E.T. Investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by calling 1-866-362-5158 before 9:55 a.m. The pass code for the call is 16977892. International callers may access the call by dialing 1-617-597-5397, using the same pass code, 16977892. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 21618240. International callers may access the replay by dialing 1-617-801-6888 and entering the same pass code 21618240. An audio archive will be available at PHI's Web site, http://www.pepcoholdings.com/investors.

Note: If any non-GAAP financial information (as defined by the Securities and Exchange Commission in Regulation G) is used during the quarterly earnings conference call, a presentation of the most directly comparable GAAP measure and a reconciliation of the differences will be available at http://www.pepcoholdings.com/investors.

About PHI: Pepco Holdings, Inc., headquartered in Washington, D.C., delivers electricity and natural gas to about 1.9 million customers in Delaware, the District of Columbia, Maryland, New Jersey and Virginia, through its subsidiaries Pepco, Delmarva Power and Atlantic City Electric. PHI also provides competitive wholesale generation services through Conectiv Energy and retail energy products and services through Pepco Energy Services.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

SELECTED FINANCIAL INFORMATION

Pepco Holdings, Inc.
Earnings Per Share Variance
2007 / 2006

	2nd Quarter					
		Competitive Energy				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2006 Net Income/(Loss) (GAAP) 1/	**$ 0.25**	**$ 0.01**	**$ 0.04**	**$ 0.10**	**$ (0.13)**	**$ 0.27**
Change from 2006 Net Income/(Loss)						
Regulated Operations						
• Revenue - Network Transmission	(0.02)	-	-	-	-	(0.02)
- Weather (estimate) 2/	0.04	-	-	-	-	0.04
- Other Distribution Revenue	0.01	-	-	-	-	0.01
• Operation & Maintenance	(0.02)	-	-	-	-	(0.02)
• Other, net	(0.02)	-	-	-	-	(0.02)
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation and Load Service	-	0.01	-	-	-	0.01
- Energy Marketing	-	-	-	-	-	-
• Operating costs, net	-	(0.01)	-	-	-	(0.01)
Pepco Energy Services						
• Retail energy supply	-	-	0.01	-	-	0.01
• Energy services	-	-	0.01	-	-	0.01
Other Non-Regulated						
• Financial investment portfolio	-	-	-	0.01	-	0.01
Corporate & Other						
• Tax audit true-ups primarily eliminated in consolidation	-	-	-	(0.04)	0.04	-
Capital Costs	-	-	-	0.01	-	0.01
2007 Net Income/(Loss)	0.24	0.01	0.06	0.08	(0.09)	0.30
2007 Net Income/(Loss) (GAAP) 3/	**$ 0.24**	**$ 0.01**	**$ 0.06**	**$ 0.08**	**$ (0.09)**	**$ 0.30**

1/ 2006 weighted average number of basic shares outstanding was 190,212,167.

2/ The effect of weather in 2007 compared with the 20 year average weather is estimated to have increased earnings by $.03 per share.

3/ 2007 weighted average number of basic shares outstanding was 192,972,133.

Pepco Holdings, Inc.
Earnings Per Share Variance
2007 / 2006

	June Year-to-Date					
		Competitive Energy				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2006 Net Income/(Loss) (GAAP) 1/	**$ 0.45**	**$ 0.10**	**$ 0.07**	**$ 0.15**	**$ (0.21)**	**$ 0.56**
2006 Special Items 2/						
• Gain on disposition of assets associated with Burney co-generation facility	-	(0.04)	-	-	-	(0.04)
• Impairment loss on certain energy services business assets	-	-	0.02	-	-	0.02
2006 Net Income/(Loss) excluding Special Items	0.45	0.06	0.09	0.15	(0.21)	0.54
Change from 2006 Net Income/(Loss) excluding Special Items						
Regulated Operations						
• Revenue - Network Transmission Rates	(0.06)	-	-	-	-	(0.06)
- Weather (estimate) 3/	0.09	-	-	-	-	0.09
- Other Distribution Revenue	0.01	-	-	-	-	0.01
- Standard Offer Service Margin	(0.02)	-	-	-	-	(0.02)
• Operation & Maintenance	(0.04)	-	-	-	-	(0.04)
• Other, net	(0.01)	-	-	-	-	(0.01)
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation and Load Service	-	0.06	-	-	-	0.06
- Energy Marketing	-	0.02	-	-	-	0.02
• Operating costs, net	-	(0.03)	-	-	-	(0.03)
Pepco Energy Services						
• Retail energy supply	-	-	(0.04)	-	-	(0.04)
• Energy services	-	-	0.02	-	-	0.02
Other Non-Regulated						
• Financial investment portfolio	-	-	-	0.01	-	0.01
Corporate & Other						
• Tax audit true-ups primarily eliminated in consolidation	-	-	-	(0.03)	0.05	0.02
Capital Costs	-	-	-	0.01	(0.01)	-
Dilution	(0.01)	-	-	-	-	(0.01)
2007 Net Income/(Loss) excluding Special Items	0.41	0.11	0.07	0.14	(0.17)	0.56
2007 Net Income/(Loss) (GAAP) 4/	**$ 0.41**	**$ 0.11**	**$ 0.07**	**$ 0.14**	**$ (0.17)**	**$ 0.56**

1/ 2006 weighted average number of basic shares outstanding was 190,003,784.

2/ Management believes the special items are not representative of the company's ongoing business operations.

3/ The effect of weather in 2007 compared with the 20 year average weather is estimated to have increased earnings by $.04 per share.

4/ 2007 weighted average number of basic shares outstanding was 192,609,484.

SEGMENT INFORMATION

Three Months Ended June 30, 2007
(Millions of dollars)

	Power Delivery	Conectiv Energy	Competitive Energy Segments Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$1,162.3	$ 478.2 (b)	$522.6	$ 19.1	$ (97.9)	$ 2,084.3
Operating Expense (c)	1,049.2 (b)	468.1	505.9	1.1	(96.0)	1,928.3
Operating Income	113.1	10.1	16.7	18.0	(1.9)	156.0
Interest Income	1.2	1.7	.6	2.7	(2.7)	3.5
Interest Expense	45.0	8.0	.4	8.8	21.6	83.8
Other Income	5.0	-	.5	4.2	.6	10.3
Preferred Stock Dividends	-	-	-	.6	(.5)	.1
Income Taxes	27.9	2.0	6.7	.1	(8.0)	28.7
Net Income (Loss)	46.4	1.8	10.7	15.4	(17.1)	57.2
Total Assets	9,282.1	1,806.0	602.7	1,635.5	1,204.1	14,530.4
Construction Expenditures	$ 137.1	$ 14.1	$ 5.3	$ -	$ 1.5	$ 158.0

Note:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(97.8) million for Operating Revenue, $(96.8) million for Operating Expense, $(23.3) million for Interest Income, $(22.7) million for Interest Expense, and $(.6) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $95.2 million for the three months ended June 30, 2007.

(c) Includes depreciation and amortization of $92.7 million, consisting of $77.6 million for Power Delivery, $9.3 million for Conectiv Energy, $3.2 million for Pepco Energy Services, $.4 million for Other Non-Regulated and $2.2 million for Corp. & Other.

Three Months Ended June 30, 2006
(Millions of dollars)

	Power Delivery	Conectiv Energy	Competitive Energy Segments — Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$1,179.4	$ 468.5 (b) (e)	$347.5	$ 28.3	$(107.1) (e)	$ 1,916.6
Operating Expense (c)	1,065.7 (b)	458.5 (e)	333.8	1.7	(106.3) (e)	1,753.4
Operating Income	113.7	10.0	13.7	26.6	(.8)	163.2
Interest Income	2.5	2.3	.6	1.7 (f)	(2.9) (e) (f)	4.2
Interest Expense	45.3	9.1	.9	9.5 (f)	20.4 (e) (f)	85.2
Other Income	6.8	(.3)	.4	1.3	.3	8.5
Preferred Stock Dividends	.2	-	-	.6	(.5)	.3
Income Taxes	29.5 (d)	1.3	5.6	.9 (d)	1.9 (d)	39.2
Net Income (Loss)	48.0	1.6	8.2	18.6	(25.2)	51.2
Total Assets	8,747.4	1,886.7	502.2	1,500.6	1,058.7	13,695.6
Construction Expenditures	$ 120.6	$ 2.6	$ 1.2	$ -	$ 3.7	$ 128.1

Note:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(107.1) million for Operating Revenue, $(105.8) million for Operating Expense, $(20.8) million for Interest Income, $(20.2) million for Interest Expense, and $(.6) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $103.6 million for the three months ended June 30, 2006.

(c) Includes depreciation and amortization of $104.1 million, consisting of $89.6 million for Power Delivery, $9.1 million for Conectiv Energy, $2.9 million for Pepco Energy Services, $.5 million for Other Non-Regulated and $2.0 million for Corp. & Other.

(d) Includes the total favorable impact of $6.3 million related to tax matters that were resolved during the second quarter of 2006 ($2.5 million for Power Delivery and $5.4 million for Other Non-Regulated, partially offset by an unfavorable $1.6 million in Corp. & Other). Additionally Corp. & Other includes the elimination (against the goodwill generated by the merger) of the tax benefits recorded by the lines of business in the amount of $9.1 million ($3.1 million related to Power Delivery and $6.0 million related to Other Non-Regulated).

(e) Due to a reclassification, the Conectiv Energy segment does not include $45.7 million of intrasegment operating revenue and operating expense and $6.7 million of intrasegment interest income and interest expense. Accordingly, the Corp. & Other column does not include an elimination for these amounts.

(f) Due to a reclassification, the Other Non-Regulated segment does not include $47.8 million of intrasegment interest income and interest expense. Accordingly, the Corp. & Other column does not include an elimination for these amounts.

| | Six Months Ended June 30, 2007 (Millions of dollars) | | | | | |
| | Competitive Energy Segments | | | | | |
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$2,437.4	$ 974.3 (b)	$1,032.5	$ 38.4	$(219.5)	$ 4,263.1
Operating Expense (c)	2,230.1 (b)	925.0	1,014.7	2.1	(217.4)	3,954.5
Operating Income	207.3	49.3	17.8	36.3	(2.1)	308.6
Interest Income	3.0	2.9	1.5	5.4	(6.0)	6.8
Interest Expense	90.5	16.4	1.7	18.0	41.8	168.4
Other Income	9.8	.1	3.8	7.5	.9	22.1
Preferred Stock Dividends	.1	-	-	1.2	(1.1)	.2
Income Taxes	49.9	15.1	8.1	3.8	(16.8)	60.1
Net Income (Loss)	79.6	20.8	13.3	26.2	(31.1)	108.8
Total Assets	9,282.1	1,806.0	602.7	1,635.5	1,204.1	14,530.4
Construction Expenditures	$ 255.4	$ 20.0	$ 7.0	$ -	$ 2.6	$ 285.0

Note:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(219.5) million for Operating Revenue, $(217.2) million for Operating Expense, $(44.2) million for Interest Income, $(43.0) million for Interest Expense, and $(1.2) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $206.1 million for the six months ended June 30, 2007.

(c) Includes depreciation and amortization of $185.8 million, consisting of $155.7 million for Power Delivery, $18.6 million for Conectiv Energy, $6.1 million for Pepco Energy Services, $.9 million for Other Non-Regulated and $4.5 million for Corp. & Other.

		Competitive Energy Segments				
Six Months Ended June 30, 2006						
(Millions of dollars)						
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$2,354.2	$984.5 (b) (g)	$717.2	$ 49.2	$(236.6) (g)	$3,868.5
Operating Expense (c)	2,136.6 (b)	951.3 (g)	694.2 (e)	3.3	(234.0) (g)	3,551.4
Operating Income	217.6	33.2	23.0	45.9	(2.6)	317.1
Interest Income	4.8	4.1	1.0	3.1	(5.3) (g) (h)	7.7
Interest Expense	88.7	17.4	1.7	18.9	40.1 (g) (h)	166.8
Other Income	9.3	11.7 (d)	.6	2.6	.9	25.1
Preferred Stock Dividends	1.5	-	-	1.2	(2.0)	.7
Income Taxes	55.9	12.9	9.2	3.3	(6.9)	74.4
Net Income (Loss)	85.6 (f)	18.7	13.7	28.2 (f)	(38.2) (f)	108.0
Total Assets	8,747.4	1,886.7	502.2	1,500.6	1,058.7	13,695.6
Construction Expenditures	$ 233.5	$ 5.0	$ 3.9	$ -	$ 5.9	$ 248.3

Note:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(238.1) million for Operating Revenue, $(235.4) million for Operating Expense, $(42.2) million for Interest Income, $(41.0) million for Interest Expense, and $(1.2) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $226.3 million for the six months ended June 30, 2006.

(c) Includes depreciation and amortization of $208.3 million, consisting of $179.6 million for Power Delivery, $18.2 million for Conectiv Energy, $5.8 million for Pepco Energy Services, $.9 million for Other Non-Regulated and $3.8 million for Corp. & Other.

(d) Includes $12.3 million gain ($7.9 million after tax) related to the gain on disposition of an interest in a cogeneration joint venture.

(e) Includes $6.5 million impairment loss ($4.2 million after tax) on certain energy services business assets.

(f) Includes the total favorable impact of $6.3 million related to tax matters that were resolved during the second quarter of 2006 ($2.5 million for Power Delivery and $5.4 million for Other Non-Regulated, partially offset by an unfavorable $1.6 million in Corp. & Other). Additionally Corp. & Other includes the elimination (against the goodwill generated by the merger) of the tax benefits recorded by the lines of business in the amount of $9.1 million ($3.1 million related to Power Delivery and $6.0 million related to Other Non-Regulated).

(g) Due to a reclassification, the Conectiv Energy segment does not include $81.0 million of intrasegment operating revenue and operating expense and $13.5 million of intrasegment interest income and interest expense. Accordingly, the Corp. & Other column does not include an elimination for these amounts.

(h) Due to a reclassification, the Other Non-Regulated segment does not include $81.2 million of intrasegment interest income and interest expense. Accordingly, the Corp. & Other column does not include an elimination for these amounts.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
	(Millions of dollars, except share data)			
Operating Revenue				
Power Delivery	$ 1,162.3	$ 1,179.4	$ 2,437.4	$ 2,354.2
Competitive Energy	904.1	711.0	1,791.2	1,467.7
Other	17.9	26.2	34.5	46.6
Total Operating Revenue	2,084.3	1,916.6	4,263.1	3,868.5
Operating Expenses				
Fuel and purchased energy	1,412.4	1,218.9	2,889.4	2,445.6
Other services cost of sales	134.6	168.2	272.7	325.1
Other operation and maintenance	210.8	209.5	417.9	413.9
Depreciation and amortization	92.7	104.1	185.8	208.3
Other taxes	86.2	82.6	171.5	164.0
Deferred electric service costs	(10.0)	(29.6)	18.1	(10.2)
Impairment loss	1.6	.2	1.6	6.5
Gain on sale of assets	-	(.5)	(2.5)	(1.8)
Total Operating Expenses	1,928.3	1,753.4	3,954.5	3,551.4
Operating Income	156.0	163.2	308.6	317.1
Other Income (Expenses)				
Interest and dividend income	3.5	4.2	6.8	7.7
Interest expense	(83.8)	(85.2)	(168.4)	(166.8)
Income (loss) from equity investments	3.7	(.2)	7.1	.5
Other income	6.8	11.6	15.4	32.5
Other expenses			(.4)	(7.9)
Total Other Expenses	(70.0)	(72.5)	(139.5)	(134.0)
Preferred Stock Dividend Requirements of Subsidiaries	.1	.3	.2	.7
Income Before Income Tax Expense	85.9	90.4	168.9	182.4
Income Tax Expense	28.7	39.2	60.1	74.4
Net Income	57.2	51.2	108.8	108.0
Retained Earnings at Beginning of Period	1,071.4	1,026.1	1,068.7	1,018.7
Cumulative Effect Adjustment Related to the Implementation of FIN 48	-	-	1.4	-
LTIP Dividend	-	-	(.2)	-
Dividends Paid on Common Stock	(50.2)	(49.4)	(100.3)	(98.8)
Retained Earnings at End of Period	$ 1,078.4	$ 1,027.9	$ 1,078.4	$ 1,027.9
Earnings per share of common stock	$ .30	$ .27	$ .56	$ .56

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

ASSETS		June 30, 2007	December 31, 2006
		(Millions of dollars)	
CURRENT ASSETS			
Cash and cash equivalents		$ 23.0	$ 48.8
Restricted cash		12.9	12.0
Accounts receivable, less allowance for uncollectible accounts of $37.0 million and $35.8 million, respectively		1,270.7	1,253.5
Fuel, materials and supplies-at average cost		282.4	288.8
Unrealized gains - derivative contracts		29.2	72.7
Prepayments of income taxes		267.2	228.4
Prepaid expenses and other		119.6	77.2
Total Current Assets		2,005.0	1,981.4
INVESTMENTS AND OTHER ASSETS			
Goodwill		1,407.3	1,409.2
Regulatory assets		1,540.6	1,570.8
Investment in finance leases held in trust		1,349.9	1,321.8
Income taxes receivable		204.1	-
Other		371.9	383.7
Total Investments and Other Assets		4,873.8	4,685.5
PROPERTY, PLANT AND EQUIPMENT			
Property, plant and equipment		11,992.0	11,819.7
Accumulated depreciation		(4,340.4)	(4,243.1)
Net Property, Plant and Equipment		7,651.6	7,576.6
TOTAL ASSETS		$ 14,530.4	$14,243.5

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY	June 30, 2007	December 31, 2006
	(Millions of dollars, except shares)	
CURRENT LIABILITIES		
Short-term debt	$ 286.0	$ 349.6
Current maturities of long-term debt	640.5	857.5
Accounts payable and accrued liabilities	803.5	700.7
Capital lease obligations due within one year	5.7	5.5
Taxes accrued	93.5	99.9
Interest accrued	79.1	80.1
Interest and tax liability on uncertain tax positions	124.3	-
Other	377.4	433.6
Total Current Liabilities	2,410.0	2,526.9
DEFERRED CREDITS		
Regulatory liabilities	776.7	842.7
Deferred income taxes	2,000.8	2,084.0
Investment tax credits	38.0	46.1
Pension benefit obligation	86.6	78.3
Other postretirement benefit obligations	413.3	405.0
Income taxes payable	159.5	-
Other	294.3	256.5
Total Deferred Credits	3,769.2	3,712.6
LONG-TERM LIABILITIES		
Long-term debt	4,087.8	3,768.6
Transition Bonds issued by ACE Funding	449.6	464.4
Long-term project funding	21.9	23.3
Capital lease obligations	108.3	111.1
Total Long-Term Liabilities	4,667.6	4,367.4
COMMITMENTS AND CONTINGENCIES		
MINORITY INTEREST	6.2	24.4
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value, authorized 400,000,000 shares, 193,517,986 shares and 191,932,445 shares outstanding, respectively	1.9	1.9
Premium on stock and other capital contributions	2,676.5	2,645.0
Accumulated other comprehensive loss	(79.4)	(103.4)
Retained earnings	1,078.4	1,068.7
Total Shareholders' Equity	3,677.4	3,612.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 14,530.4	$ 14,243.5

POWER DELIVERY SALES AND REVENUES

Power Delivery Sales (Gigawatt Hours)	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Regulated T&D Electric Sales				
Residential	3,684	3,434	8,526	7,922
Commercial	7,302	7,116	14,033	13,590
Industrial	1,103	1,063	2,018	2,044
Other	56	57	125	126
Total Regulated T&D Electric Sales	12,145	11,670	24,702	23,682
Default Electricity Supply Sales				
Residential	3,580	3,339	8,303	7,718
Commercial	2,421	4,293	4,819	8,448
Industrial	238	449	457	951
Other	36	39	79	76
Total Default Electricity Supply Sales	6,275	8,120	13,658	17,193

Power Delivery Electric Revenue (Millions of dollars)	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Regulated T&D Electric Revenue				
Residential	$ 129.7	$ 122.1	$ 272.0	$ 260.5
Commercial	184.2	180.0	343.2	336.0
Industrial	6.9	7.8	13.2	16.2
Other (Includes PJM)	56.0	60.4	108.4	127.8
Total Regulated T&D Electric Revenue	$ 376.8	$ 370.3	$ 736.8	$ 740.5
Default Supply Revenue				
Residential	$ 364.3	$ 277.9	$ 814.0	$ 553.4
Commercial	257.7	362.9	496.6	642.6
Industrial	23.6	30.3	43.9	61.8
Other (Includes PJM)	58.8	74.4	135.7	167.7
Total Default Supply Revenue	$ 704.4	$ 745.5	$ 1,490.2	$ 1,425.5
Other Electric Revenue	$ 16.0	$ 14.1	$ 32.5	$ 28.3
Total Electric Operating Revenue	$ 1,097.2	$ 1,129.9	$ 2,259.5	$ 2,194.3

Power Delivery Gas Sales and Revenue	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Regulated Gas Sales (Bcf)				
Residential	1.0	.8	5.1	4.2
Commercial	.8	.5	3.2	2.6
Industrial	.2	.2	.5	.4
Transportation and Other	1.5	1.4	3.6	3.1
Total Regulated Gas Sales	3.5	2.9	12.4	10.3
Regulated Gas Revenue (Millions of dollars)				
Residential	$ 23.1	$ 19.4	$ 85.1	$ 79.3
Commercial	13.6	12.4	48.9	47.9
Industrial	2.3	2.6	5.2	5.8
Transportation and Other	1.5	1.3	3.0	2.6
Total Regulated Gas Revenue	$ 40.5	$ 35.7	$ 142.2	$ 135.6
Other Gas Revenue	$ 24.6	$ 13.8	$ 35.7	$ 24.3
Total Gas Operating Revenue	$ 65.1	$ 49.5	$ 177.9	$ 159.9
Total Power Delivery Operating Revenue	$ 1,162.3	$ 1,179.4	$ 2,437.4	$ 2,354.2

WEATHER DATA - CONSOLIDATED ELECTRIC SERVICE TERRITORY

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Heating Degree Days	473	326	2,802	2,378
20 Year Average	431	433	2,685	2,703
Percentage Difference from Average	9.7%	-24.7%	4.4%	-12.0%
Percentage Difference from Prior Year	45.1%		17.8%	
Cooling Degree Days	431	348	434	351
20 Year Average	360	362	363	365
Percentage Difference from Average	19.7%	-3.9%	19.6%	-3.8%
Percentage Difference from Prior Year	23.9%		23.6%	

CONECTIV ENERGY

			Three Months Ended		
	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
Gigawatt Hour Supply (GWh)					
Base-Load (1)	498	551	439	455	402
Mid-Merit (Combined Cycle) (2)	625	384	319	1,082	407
Mid-Merit (Oil Fired) (3)	25	72	(2)	121	0
Peaking	12	4	4	95	18
Tolled Generation	12	7	7	77	7
Generation Output	1,172	1,018	767	1,830	834
Default Electricity Supply Volumes	1,594	2,026	1,358	1,831	1,885
Total Sales (4)	2,766	3,044	2,125	3,661	2,719
Around-the-clock Market Prices ($/MWh) PJM - East (5)	$59.57	$61.11	$44.60	$61.56	$48.01
On Peak Market Prices ($/MWh) PJM - East (5)	$73.63	$69.47	$55.14	$81.67	$61.02
Gas Price - M3 (Market Area) ($/MMBtu) (5)	$8.22	$ 8.44	$ 7.09	$ 6.67	$ 7.04
Average Power Sales Price ($/MWh) (6)					
Generation	$78.98	$74.97	$57.87	$96.11	$67.57
Other (7)	$70.96	$70.68	$65.51	$73.39	$54.21
Merchant Generation and Load Service Margin per MWh (8)	$43.9	$62.7	$64.0	$37.7	$56.3
Merchant Generation and Load Service Margin Key Drivers (Percentage of Total) (8) (9)					
West to East Hub Congestion	1%	2%	3%	11%	0%
Fuel Hedges and Default Electricity Supply & Other Power Hedges	-10%	30%	54%	-29%	33%
Ancillary Services and Hourly Flexibility Premium	30%	13%	6%	9%	12%
Fuel Switching	2%	4%	0%	2%	0%
PJM Capacity	26%	7%	11%	8%	7%
Energy Spark Spreads	51%	44%	26%	99%	48%

Notes:
(1) Edge Moor Units 3 and 4 and Deepwater Unit 6.
(2) Hay Road and Bethlehem, all units.
(3) Edge Moor Unit 5 and Deepwater Unit 1. Generation output for these units was negative for the three months ended December 31, 2006 because of station service consumption.
(4) Amounts for the June and September 2006 quarters have been revised from amounts shown on prior reports to include tolled generation.
(5) Daily average.
(6) Calculated from data reported in Conectiv Energy's Electric Quarterly Report filed with the FERC; does not include capacity or ancillary services revenue.
(7) Consists of Default Electricity Supply sales, standard product power sales, and spot power sales other than merchant generation as reported in Conectiv's Energy's Electric Quarterly Report.
(8) Amounts for the 2006 quarters have been revised from amounts shown on prior reports to include amounts previously described as Full Requirements Load Service.
(9) Merchant Generation and Load Service Margin Key Drivers percentages are estimates.

CONECTIV ENERGY - (continued)

Operating Summary	Three Months Ended June 30,				Six Months Ended June 30,			
(Millions of dollars)	2007		2006		2007		2006	
Gigawatt Hour Supply (GWh)								
Generation Output	1,172	(3)	834		2,190	(4)	1,641	
Default Electricity Supply Volumes	1,594	(5)	1,885		3,620	(5)	5,325	
Total Sales	2,766		2,719		5,810		6,966	
Operating Revenue:								
Merchant Generation and Load Service (1)	$ 228.4		$ 246.0		$ 475.7		$ 544.2	
Energy Marketing (2)	249.8		222.5		498.6		440.3	
Total	478.2		468.5		974.3		984.5	
Cost of Goods Sold:								
Merchant Generation and Load Service (1)	177.0		199.0		360.3		450.3	
Energy Marketing (2)	242.3		215.8		476.0		423.1	
Total	419.3		414.8		836.3		873.4	
Gross Margin:								
Merchant Generation and Load Service (1)	51.4	(6)	47.0		115.4	(7)	93.9	
Energy Marketing (2)	7.5	(8)	6.7		22.6	(9)	17.2	
Total	58.9		53.7		138.0		111.1	
Operating and Maintenance Expenses	38.5	(10)	33.3		68.1	(10)	57.6	
Depreciation	9.3		9.1		18.6		18.2	
Taxes Other Than Income Taxes	.9		.9		1.3		1.7	
Other Operating Expenses	.1		.4		.7		.4	
Total	48.8		43.7		88.7		77.9	
Operating Income	$ 10.1		$ 10.0		$ 49.3		$ 33.2	

Notes:

(1) Merchant Generation and Load Service is comprised of the two business activities that previously were reported separately as Merchant Generation and Full Requirements Load Service. The combination of the two activities for reporting purposes has been implemented because Full Requirements Load Service contracts are primarily used, along with other hedges already considered part of Merchant Generation, to hedge capacity and energy output from Conectiv Energy's generating plants. Merchant Generation and Load Service consists primarily of electric power, capacity and ancillary services sales from Conectiv Energy's generating plants; tolling arrangements entered into to sell energy and other products from Conectiv Energy's generating plants and entered into to purchase energy and other products from other companies' generating plants; hedges of power, capacity, fuel and load; the sale of excess fuel (primarily natural gas) and emission allowances; electric power, capacity, and ancillary services sales pursuant to competitively bid contracts entered into with affiliated and non-affiliated companies to fulfill their Default Electricity Supply obligations; and fuel switching activities made possible by the multi-fuel capabilities of some of Conectiv Energy's generating plants.

(2) The activity designated as "Other Power, Oil and Gas Marketing Services" in previous reports has been renamed "Energy Marketing." The activities continue to consist primarily of wholesale natural gas marketing and fuel oil marketing; the activities of the real-time power desk which generates margin by identifying and capturing price differences between power pools, and locational and timing differences within a power pool; and prior to October 31, 2006, providing operating services under an agreement with an unaffiliated power plant. Beginning in 2007, power origination activities have been reclassified into Energy Marketing from Merchant Generation and Load Service.

(3) Higher generating plant output during the second quarter of 2007 compared to the 2006 quarter was due to a cooler April 2007 and a warmer June 2007, which resulted in a 41% increase in output.

(4) Higher generating plant output during the first half of 2007 compared to the 2006 period was due to colder weather in the first quarter and a warmer June 2007, which resulted in a 34% increase in output.

(5) Lower load service volumes during the second quarter and first half of 2007 compared to the 2006 periods resulted from the termination of the Delaware POLR load obligation in April 2006, which was partially offset with new, higher margin load service contracts.

(6) Higher Merchant Generation and Load Service gross margins during the second quarter of 2007 compared to the 2006 quarter were driven by a 41% increase in generation output, favorable default supply load bidding results, and gas remarketing. These items were partially offset by less favorable results on natural gas hedging activities and the expiration of an agreement with an international investment banking firm to hedge approximately 50% of the commodity price risk of Conectiv Energy's generation and Default Electricity Supply commitment to Delmarva Power.

(7) Higher Merchant Generation and Load Service gross margins during the first half of 2007 compared to the 2006 period were driven by a 34% increase in generation output, higher margin Default Electricity Supply contracts, and gas remarketing. These items were partially offset by the expiration of an agreement with an international investment banking firm to hedge approximately 50% of the commodity price risk of Conectiv Energy's generation and Default Electricity Supply commitment to Delmarva Power and less favorable results on natural gas hedging activities.

(8) Higher Energy Marketing gross margins during the second quarter of 2007 compared to the 2006 quarter resulted primarily from true-ups related to an unaffiliated generation operating services agreement and increases in power origination and gas origination margins, partially offset by decreases in oil marketing margins and real-time power margins. Beginning in 2007, power origination activities have been reclassified into Energy Marketing from Merchant Generation and Load Service.

(9) Higher Energy Marketing gross margins during the first half of 2007 compared to the 2006 period resulted primarily from true-ups related to an unaffiliated generation operating services agreement and an increase in power origination margins, partially offset by a decrease in real-time power margins. Beginning in 2007, power origination activities have been reclassified into Energy Marketing from Merchant Generation and Load Service.

(10) Higher operating and maintenance expenses during the second quarter and first half of 2007 compared to the 2006 periods were primarily due to higher maintenance expenses at the power plants.

PEPCO ENERGY SERVICES

Operating Summary

(Millions of dollars)	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Retail Electric Sales (GWh)	4,416	2,753	8,612	5,100
Operating Revenue	$522.6	$347.5	$1,032.5	$717.2
Cost of Goods Sold	483.6	315.2	971.2	647.6
Gross Margin	39.0	32.3	61.3	69.6
Gross Margin Detail:				
Retail Energy Supply [4]	20.9 [1]	18.4	28.0 [2]	39.1
Energy Services	18.1 [3]	13.9	33.3 [3]	30.5
Total	39.0	32.3	61.3	69.6
Operation and Maintenance Expenses	17.5	15.5	35.8	34.3
Depreciation	3.2	2.9	6.1	5.8
Impairment Loss [5]	1.6	.2	1.6	6.5
Operating Expenses	22.3	18.6	43.5	46.6
Operating Income	$ 16.7	$ 13.7	$ 17.8	$ 23.0

Notes:

(1) Retail Energy Supply gross margin increased quarter-over-quarter due to higher retail electric volumes and more favorable natural gas margins, partially offset by less favorable congestion costs.

(2) Retail Energy Supply gross margin decreased year-over-year due to gains on the sale of excess supply and more favorable congestion costs in 2006, partially offset by higher retail electric volumes and more favorable natural gas margins.

(3) Energy Services gross margin increased quarter-over-quarter and year-over-year primarily due to more profitable projects and the close-out of a large construction project.

(4) Includes power generation.

(5) Impairment loss on certain Energy Services assets.